Exhibit 99.2

BAOZUN INC.
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: BZUN; HKEX Stock Code: 9991)

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on May 7, 2021
(or any adjourned meeting or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Baozun Inc. (the “Company”) will be held at Building B, No. 1268 Wanrong Road, Shanghai, 200436, People’s Republic of China on May 7, 2021 at 2:00 p.m., China Standard Time (or 2:00 a.m. on May 7, 2021, New York Time), and at any adjourned meeting or postponed meeting thereof, for the following purposes:

AGENDA

To consider and, if thought fit, pass the following resolutions:

1.	BY WAY OF A SPECIAL RESOLUTION:

THAT the Fourth Amended and Restated Memorandum and Articles of Association currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Fifth Amended and Restated Memorandum and Articles of Association of the Company in the form attached as Annex A to the proxy statement, and reflecting the updates as detailed in the proxy statement.

2.	BY WAY OF AN ORDINARY RESOLUTION:

THAT the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP and Deloitte Touche Tohmatsu as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements filed with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited, respectively, for the year ended December 31, 2020 and the authorization for the directors of the Company to determine the remuneration of the Company’s independent registered public accounting firms be authorized, approved and ratified;

3.	BY WAY OF AN ORDINARY RESOLUTION:

THAT the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP and Deloitte Touche Tohmatsu as the Company's independent registered public accounting firm to audit the Company's consolidated financial statements to be filed with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited, respectively, for the year ending December 31, 2021 and the authorization for the directors of the Company to determine the remuneration of the Company’s independent registered public accounting firms be authorized, approved and ratified;

4.	BY WAY OF AN ORDINARY RESOLUTION:

THAT Ms. Jessica Xiuyun Liu be re-elected as a director of the Company; and

5.	BY WAY OF AN ORDINARY RESOLUTION:

THAT subject to the approval of resolutions 1 – 4 above, each director or officer of the Company be authorized to take any and every action that might be necessary, appropriate or desirable to effect resolutions 1 – 4 as such director or officer, in his or her absolute discretion, thinks fit.

Further details of the proposals above are set out in the proxy statement (which proxy statement is hereby incorporated into this notice by reference).

ORDINARY SHARES RECORD DATE AND ADS RECORD DATE

The Board of Directors of the Company has fixed the close of business on Tuesday, April 13, 2021,  Hong Kong time, as the record date (the “Ordinary Shares Record Date”) of ordinary shares of the Company, par value US$0.0001 per share (“Ordinary Shares”). Holders of record of the Company’s Ordinary Shares as of the Ordinary Shares Record Date are entitled to attend and vote at the AGM and any adjourned meeting or postponed meeting thereof.

Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on Tuesday, April 13, 2021, New York Time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying class A ordinary shares, par value US$0.0001 per share, must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs.

ATTENDING THE AGM

Only holders of record of Ordinary Shares as of the Ordinary Shares Record Date are entitled to attend and vote at the AGM. Please note that holders of ADSs are not entitled to attend or vote at the AGM.

We encourage shareholders planning to attend the AGM in person to preregister by sending an email to ir@baozun.com.

In order for us to better protect your health and safety and enable us to comply with government-imposed social distancing measures and other requirements that may be in effect from time to time due to the COVID-19 pandemic, we may implement certain precautionary measures, including:

•	compulsory body temperature screenings (any person with a body temperature above 37.5 degrees Celsius will be denied attendance);

•	requiring you to wear a surgical face mask at all times during the AGM (please note that no surgical face mask will be provided at the AGM and all attendees should wear their own surgical face masks); and

•	no corporate gifts will be provided and no drinks or refreshment will be served.

Any holder of Ordinary Shares and any duly appointed proxy or corporate representative of a holder of Ordinary Shares, or any other person claiming a right to attend the AGM, must be, and must appear to be healthy to attend the AGM both at the point of entry and throughout the proceedings of the meeting. Any person who is not in such condition at all relevant times, or who does not comply with any precautionary measures being implemented, in each case in the reasonable view of any officer or agent of the Company, may be refused entry to the AGM, or may be instructed to leave the AGM at any time. All officers and agents of the Company reserve the right to refuse any person entry to the AGM, or to instruct any person to leave the AGM, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Ordinary Shares as of the Ordinary Shares Record Date may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct JPMorgan Chase Bank, N.A., the depositary of the ADSs, as to how to vote the Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Ordinary Shares) or ADS voting card (for holders of ADSs)and also the proxy statement for further details and instructions. The proxy statement and the proxy form are also available for viewing on the “Investor Relations —Shareholder Meeting” section of our website at  http://ir.baozun.com, website of the U.S. Securities and Exchange Commission (www.sec.gov) and website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk.

Holders of record of the Company’s Ordinary Shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to us (for holders of Ordinary Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 2:00 p.m., Hong Kong time, on May 5, 2021 to ensure your representation at the AGM, and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 12:00 p.m., New York Time, on April 29, 2021 to enable the votes attaching to the Ordinary Shares represented by your ADSs to be cast at the AGM.

ANNUAL REPORT

The Company’s annual report for the year ended December 31, 2020 can be accessed on the Company’s investor relations website at http://ir.baozun.com as well as the website of the U.S. Securities and Exchange Commission at www.sec.gov (for the annual report on Form 20-F) and website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk (for the Hong Kong annual report). The Company will provide a hard copy of its annual report for the year ended December 31, 2020 containing the audited consolidated financial statements, free of charge, to its shareholders and holders of ADSs upon request. Requests should be directed to the Company’s investor relations department at ir@baozun.com.

By Order of the Board of Directors of Baozun Inc.

/s/ Vincent Wenbin Qiu
Vincent Wenbin Qiu
Chairman

Shanghai, People’s Republic of China
April 14, 2021